OWENS CORNING

ONE OWENS CORNING PARKWAY

TOLEDO, OH 43659

Melissa M. Gleespen

Securities Counsel

October 4, 2007

Via Facsimile and EDGAR Submission

Mr. Rufus Decker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning

Form 10-K for Fiscal Year Ended December 31, 2006

Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007

SEC File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning, we refer to the letter dated August 29, 2007 (the “Letter”) from the staff of the Commission (the “Staff”) relating to Owens Corning’s 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the fiscal quarters ended March 31, 2007 and June 30, 2007. As discussed with the Staff in a telephone exchange on October 4, 2007, we believe additional time is required in order to properly review and finalize the responses to the Letter. The purpose of this letter is to confirm our understanding, based upon our telephone exchange, that the Staff has taken no exception to our request for an extension to October 9, 2007 to provide responses to the Letter.

If you require additional information, please telephone me at 419-248-5587.

Very truly yours,

/s/ Melissa M. Gleespen
Melissa M. Gleespen
Securities Counsel

OWENS CORNING